

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2012

<u>Via E-mail</u>
Mr. Maxim C.W. Webb
Chief Financial Officer and Treasurer
PICO Holdings, Inc.
7979 Ivanhoe Avenue, Suite 300
La Jolla, California 92037

      Re: **PICO Holdings, Inc.**
             Form 10-K
             Filed February 29, 2012
             File No. 033-36383

Dear Mr. Webb:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Kevin Woody

                        Kevin Woody
                        Branch Chief